UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 22, 2025, Innovation Beverage Group Ltd (“IBG”) entered a non-binding letter of intent (“LOI”) with BlockFuel Energy, Inc., a Texas corporation engaged in oil and gas exploration and power generation for Bitcoin mining and data centers (“BFE”). The proposed reverse triangular merger would result in BFE becoming a wholly owned subsidiary of IBG, with BFE shareholders holding approximately 90% of IBG’s outstanding shares on a fully diluted basis, with existing IBG shareholders holding approximately 10%.

The LOI provides that Mr. Daniel Joseph Lanskey, BFE’s current President and Chief Executive Officer and a director of IBG, will, following closing, become both Chairman of the Board of Directors and Chief Executive Officer of IBG, Mr. Russell Howard Didlake will become Chief Operating Officer, and Mr. Sahil Beri, IBG’s current Chief Executive Officer, will remain on the Board of Directors for six (6) months and serve as President of IBG’s new Australian beverage subsidiary. Following closing, IBG intends to change its name to BlockFuel Energy Limited and adopt a new ticker symbol.

Completion of the proposed merger remains subject to negotiation of a definitive agreement, due diligence, board, shareholder, and regulatory approvals, and other customary conditions. There can be no assurance that the transaction will be completed on the terms described, or at all. On September 23, 2025, IBG issued a press release announcing the LOI, furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release dated September 23, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: September 23, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer